Mail Stop 3561

September 22, 2009

James T. McManus, II
Chief Executive Officer
Energen Corporation and Alabama Gas Corporation
605 Richard Arrington Jr. Boulevard North
Birmingham, AL 35203-2707

       Re: Energen Corporation and Alabama Gas Corporation
               Form 10-K for Fiscal Year Ended December 31, 2008
               Filed February 25, 2009
               Definitive Proxy Statement on Schedule 14A
               Filed March 20, 2009
               Written Response filed September 15
               File No. 001-07810

Dear Mr. McManus:

       We have reviewed your responses to our letter dated August 17, 2009 and have the following additional comments. In each of our comments below, please confirm in writing to us in detail sufficient for an understanding of your disclosure how you intend to comply in future filings by furnishing us your proposed revisions. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2008

1. We note your response to prior comment two in our letter dated August 17, 2009. Please provide us with an example of your intended disclosure that explains the impact of this trend upon your business.

Definitive Proxy Statement on Schedule 14A

2. We note your response to prior comment five in our letter dated August 17, 2009. Please provide us with the disclosure you would expect to present in future filings regarding related party transactions.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director